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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                                   Quipp, Inc.
                                   -----------
                                (Name of Issuer)

                          Common Stock, $.01 par value
                          ----------------------------
                         (Title of Class of Securities)

                                    74880210
                                    --------
                                 (CUSIP Number)

                                February 4, 1999
            ---------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|_| Rule 13d-1(b)

|X| Rule 13d-1(c)

|_| Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13G

CUSIP No. 748802 10

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  John W. Gildea

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                                     a. |_|
                                                     b. |X|

3        SEC Use Only

4        Citizenship or Place of Organization

                  United States

                       5        Sole Voting Power

  Number of                           10,000
   Shares
Beneficially           6        Shared Voting Power
  Owned By                              0
    Each
  Reporting            7        Sole Dispositive Power
   Person                               10,000
    With
                       8        Shared Dispositive Power
                                        0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                           10,000

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
                                                  |_|

11       Percent of Class Represented By Amount in Row 9

                           .6%

12       Type of Reporting Person (See Instructions)

                  IN


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SCHEDULE 13G

CUSIP No. 748802 10

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  Network Fund III, Ltd.

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                                a. |_|
                                                b. |X|

3        SEC Use Only

4        Citizenship or Place of Organization

                  Cayman Islands

                       5        Sole Voting Power

  Number of                             0
   Shares
Beneficially           6        Shared Voting Power
  Owned By                              0
    Each
  Reporting            7        Sole Dispositive Power
   Person                               0
    With
                       8        Shared Dispositive Power
                                        0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                           0

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
                                        |_|

11       Percent of Class Represented By Amount in Row 9

                           0%

12       Type of Reporting Person (See Instructions)

                  CO


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         This Amendment No. 1 to the Schedule 13G (the "Schedule 13G") that was filed with the Securities and Exchange Commission on March 11, 1998 on behalf of Mr. John W. Gildea and Network Fund III, Ltd. (the "Fund", and together with Mr. Gildea, the "Reporting Persons") in respect of their beneficial ownership of shares of common stock, par value $.01 per share ("Common Stock"), of Quipp, Inc. (the "Company") represents the final amendment of the Schedule 13G by the Reporting Persons. On February 4, 1999, the Fund sold all of its shares of Common Stock of the Company in a series of open market transactions, thus reducing the Fund's beneficial ownership of Common Stock of the Company to zero. Mr. Gildea is the direct beneficial owner of 10,000 shares of Common Stock of the Company.

Item 1.

     (a) Name of Issuer

            Quipp, Inc.

     (b) Address of Issuer's Principal Executive Offices

            4800 N.W. 157th Street
            Miami, Florida 33014

Item 2.

     (a) Name of Persons Filing

            John W. Gildea
            Network Fund III, Ltd.

     (b) Address of Principal Business Office or, if none, Residence

            John W. Gildea
            115 East Putnam Avenue
            Greenwich, Connecticut 06830

            Network Fund III, Ltd.
            P.O. Box 219
            Butterfield House
            Grand Cayman, Cayman Islands  B.W.I.

     (c) Citizenship

            John W. Gildea - United States
            Network Fund III, Ltd. - Cayman Islands

     (d) Title of Class of Securities

            Common Stock, par value $.01 per share



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     (e) CUSIP Number

            748802 10

Item 3. If this statement is filed pursuant to Section 240.13d-1(b) or Section 240.13d-2(b) or (c), check whether the person filing is a:

  (a) |_|  Broker or dealer registered under section 15 of the Act
           (15 U.S.C. 78o);

  (b) |_|  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

  (c) |_| Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

  (d) |_| Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

  (e) |_|  An investment adviser in accordance with
           Section 240.13d-1(b)(1)(ii)(E);

  (f) |_| An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

  (g) |_| A parent holding company or control person in accordance with 240.13d-1(b)(ii)(G);

  (h) |_| A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

  (i) |_| A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

  (j) |_|  Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Section 240.13d-1(c), check this box. |X|

Item 4.   Ownership (at March 9, 1998)

     (a) Amount Beneficially Owned (See note to Item 4(a)).

          John W. Gildea - 10,000
          Network Fund III, Ltd. - 0

     (b) Percent of Class

          John W. Gildea - .6%
          Network Fund III, Ltd. - 0%


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     (c) Number of shares as to which such person has:

            i)    sole power to vote or to direct the vote

                  John W. Gildea - 10,000
                  Network Fund III, Ltd. - 0

            ii)   shared power to vote or to direct the vote

                  John W. Gildea - 0
                  Network Fund III, Ltd. - 0

            iii) sole power to dispose or to direct the disposition of

                  John W. Gildea - 10,000
                  Network Fund III, Ltd. - 0

            iv)   shared power to dispose or to direct the disposition of

                  John W. Gildea - 0
                  Network Fund III, Ltd. - 0

Item 5.  Ownership of Five Percent or Less of a Class

         If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following |X|

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

            Not applicable.

Item 7.  Certification

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                               February 12, 1999
                                               ----------------------
                                                        Date



                                                  /s/ John W. Gildea
                                               ----------------------
                                                  John W. Gildea



                                               NETWORK FUND III, LTD.

                                               By:     GILDEA MANAGEMENT COMPANY
                                                       Investment Advisor

                                               By:     /s/ John W. Gildea
                                                  ------------------------------
                                               Name: John W. Gildea
                                               Title: President



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